37 Capital announces update on its

extra high property

Vancouver, British Columbia. Thursday, February 1, 2024 - 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ.X) (OTC Pink: HHHEF). The Company is pleased to announce that during 2023 the Company hired the services of Discovery Consultants of Vernon, British Columbia (“Discovery “) to plan, conduct, and complete the Company’s exploration work program on the Company’s wholly owned Extra High Property (the “Company’s 2023 Exploration Work Program “).

The Company’s 2023 Exploration Work Program consisted of 2 Phases. The Company incurred $20,000 of exploration related expenditures for Phase 1, and the Company incurred $30,000 of exploration related expenditures for Phase 2, for a total amount of $50,000.

The Company is currently studying the results obtained from the Company’s 2023 Exploration Work Program, and shall make its decision accordingly in due course.

The Extra High Property covers an area of 650 hectares and is situated in the Kamloops Mining Division of the Province of British Columbia. The Extra High Property is located south of the former Samatosum Mine.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board 37 Capital Inc.,

“Jake H. Kalpakian”

Jake H. Kalpakian
President & CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Certain statements contained herein are “forward-looking”. Forward-looking statements may include, among others, statements regarding future plans, projected or proposed financings, costs, objectives, economic or technical performance, or the assumptions underlying any of the foregoing. In this News Release, words such as “may”, “would”, “could”, “will”, “likely”, “enable”, “feel”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “objective”, “believe”, “expect”, “propose”, “anticipate”, “intend”, “plan”, “plans” “estimate”, and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.

37 Capital Inc.

Suite 575, 510 Burrard Street.

Vancouver, BC V6C 3A8

Tel: (604) 681-0204 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com